Supplement filed pursuant to Rule 253(g)(2)

File No. 024-11281

XCRAFT ENTERPRISES, INC.

This Supplement to the Offering Circular should be read in conjunction with the Offering Circular dated November 9, 2020, and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular and the supplements are available here: https://www.sec.gov/Archives/edgar/data/1670450/000109690620000214/xcrft_253g.htm

The purpose of this supplement is to announce a change to the Offering Circular, effective immediately, that investors who invest $5,000 or more and who are entitled to receive a Maverick Drone, are expected to be shipped such drone within 8 weeks following the closing of the offering, rather than 8 weeks following the closing of an investor’s investment.  In furtherance of the foregoing, the “Investor Perks” section of the Offering Circular is hereby replaced with the following.

Investor Perks

To encourage participation in the Offering, we are providing specific perks for investors who invest a minimum of $1,000 in this offering.  Additional perks, including Bonus Shares, are available for investments of greater amounts. We are of the opinion that these perks do not have any cash value and do not alter the sales price or cost basis of the securities in this offering. Instead, the perks are a “thank you” to investors that help us achieve our mission. However, it is recommended that investors consult with a tax professional to fully understand any tax implications of receiving any perks before investing. The table below presents the investment level to receive the stated perk:

Investment Amount	Rewards
$1,000-$4,999	•Lifetime VIP discount of 10% on all purchases through the xcraft.io website.*
$5,000 - $9,999	•Lifetime VIP discount of 10% on all purchases through the xcraft.io website.* •5% Bonus Class B Shares. •Maverick Drone.**
$10,000 - $24,999	•Lifetime VIP discount of 10% on all purchases through the xcraft.io website.* •10% Bonus Class B Shares. •Custom-designed Maverick Drone.**
$25,000+

•Lifetime VIP discount of 10% on all purchases through the xcraft.io website.*

•15% Bonus Class B Shares.

•Custom-designed Maverick Drone.**

•Private zoom call with our chief executive officer and one or more of our high profile supporters.

*Products may not be purchased for resale.

**Drones expected to be shipped within 8 weeks following the closing of of this Offering.